SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ESTABLISHMENT LABS HOLDINGS INC.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

G31249108

(CUSIP Number)

November 7, 2024

(Date of Event Which Requires Filing this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G31249108	SC 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Qatar Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
	5	SOLE VOTING POWER
NUMBER OF		1,755,311
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,755,311
WITH:	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,311 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Calculated assuming 29,115,632 Common Shares (as defined below) outstanding following the offering of 765,696 Common Shares, both as described in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) under Rule 424(b)(5) on November 8, 2024, and after giving effect to the closing of that offering.

CUSIP NO. G31249108	SC 13G	Page 3 of 8

Item 1(a).	Name of Issuer:

Establishment Labs Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building B15 and 25

Coyol Free Zone

Alajuela

Costa Rica

Item 2(a).	Name of Person Filing:

Qatar Investment Authority (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

Item 2(c).	Citizenship:

Qatar.

Item 2(d).	Title of Class of Securities:

Common Shares, No Par Value (the “Common Shares”).

Item 2(e).	CUSIP Number:

G31249108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

1,755,311

Percent of class: 6.03%

Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote

1,755,311

(ii)       Shared power to vote or to direct the vote

0

(iii)       Sole power to dispose or to direct the disposition of

1,755,311

(iv)       Shared power to dispose or to direct the disposition of

0

The percentage in this Item 4 has been calculated assuming 29,115,632 Common Shares outstanding following the offering of 765,696 Common Shares as described in the Issuer’s prospectus supplement filed with the SEC under Rule 424(b)(5) on November 8, 2024 and gives effect to the closing of that offering.

CUSIP NO. G31249108	SC 13G	Page 4 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. G31249108	SC 13G	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

QATAR INVESTMENT AUTHORITY
By:	/s/ Andrew Watkins
Name: Andrew Watkins**
Title: Associate General Counsel, Head of Compliance

**Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 02, 2022, and included as Exhibit B hereto.

CUSIP NO. G31249108	SC 13G	Page 6 of 8

INDEX TO EXHIBITS

Exhibit No. Description

A	Item 7 Information
B	Certificate of Incumbency